June 24, 2025

Michael Farr
Chief Executive Officer
Superstar Platforms Inc.
586 Cobb Parkway S., Suite 900
Marietta, GA 30060

        Re: Superstar Platforms Inc.
            Registration Statement on Form 10-12G
            Filed May 1, 2025
            File No. 000-56744
Dear Michael Farr:

        We issued comments to you on the above captioned filing on May 28, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 8, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Eddie Kim at 202-551-8713 or Dietrich King at 202-551-8071 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services